Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL ANNOUNCES DIVIDEND DISTRIBUTION
OF NIS 20 MILLION (US$5.8 MILLION)

YAVNE, Israel – August 12, 2025 - G. Willi-Food International Ltd. (NASDAQ: WILC) (TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced that the Company's Board of Directors has declared a cash dividend distribution of approximately NIS 1.44 per ordinary share and an aggregate dividend of NIS 20 million (approximately US$0.42 and US$5.8 million respectively, based on the representative rate of exchange as of August 12, 2025).

The dividend is payable to shareholders of record as of the close of business on August 25, 2025, and will be payable on September 4, 2025. For shareholders who will receive the dividend payment in US dollars, the amount of the dividend per share is not final and is subject to change due to the need to convert the amount from NIS to US dollars in accordance with the Bank of Israel's representative rate of exchange on August 25, 2025. The final dividend amount is also subject to change based on the number of ordinary shares outstanding on the record date.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing, and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers, and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops, and distributes branded kosher dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the commercial terms with customers and suppliers and the timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied in those forward-looking statements. These risks and other factors include, but are not limited to: the inability to improve commercial terms with customers and suppliers; delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not materialize; inability to sustain improvements and growth in the future; monetary risks including changes in marketable securities or changes in currency exchange rates—especially the NIS/U.S. Dollar exchange rate; payment default by any of our major clients; the loss of one or more of our key personnel; changes in laws and regulations, including those relating to the food distribution industry; and inability to meet and maintain regulatory qualifications and approvals for our products; termination of arrangements with our suppliers; loss of one or more of our principal clients; increase or decrease in global purchase prices of food products; increasing levels of competition in Israel and other markets in which we do business; changes in political, economic, and military conditions in Israel, particularly the recent war in Israel; economic conditions in the Company's core markets; delays and price increases due to the attacks on global shipping routes in the Red Sea; our inability to accurately predict consumption of our products and changes in consumer preferences; our inability to protect our intellectual property rights; our inability to successfully integrate our recent acquisitions; insurance coverage not sufficient to cover losses of product liability claims; risks associated with product liability claims; and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance, or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 11, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il